SIERRA RESOURCES GROUP, INC.
                       6767 WEST TROPICANA AVE, SUITE 207
                               LAS VEGAS, NV 89103
                            TELEPHONE: (702) 248-1048

                                December 3, 2008






Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      Sierra Resources Group, Inc.
         Item 4.01 8-K Filed April 16, 2008
         File No. 000-25301

Gentlemen:

This letter is intended to respond to the comment letter addressed to the company pertaining to various filings from Tia Jenkins, Senior Assistant Chief Accountant dated November 26, 2008, and Comment 1 requesting that we file an Amended Form 8-K (requested as part of the discussion relating to the Form 10-K for the fiscal year ended December 31, 2007).

1. We have corrected and changed the Item Tag from Item 5.01 to Item 4.01.

2. We have revised our disclosure to specifically state that we terminated our engagement and dismissed Tingle on March 4, 2008. The Tingle firm did not resign and did not decline to stand for re-election.

3. We have revised our disclosure that was in the first paragraph (a) but now in third paragraph (a) to clearly indicate that Tingle's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles. There was a qualification known as the "going concern" qualification and this is disclosed in the paragraph.


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Securities and Exchange Commission
December 3, 2008
Page 2


4. We have revised our disclosure, now in the fourth paragraph (a), to reflect that we had no disagreements with Tingle and that the period included the two most recent years and any subsequent interim proceeding the dismissal.

5. We have clearly indicated that there were two separate events - the decision to terminate the engagement of Tingle and the engagement of the DeJoya firm on April 8, 2008. A new second paragraph in (a) and in (b) were added to reflect that the decision to change accountants was recommended and approved by the board of directors and that we have no audit or similar committee of the board of directors.

6. We have clarified our disclosure now in the fifth paragraph (a) that we requested Tingle to furnish a letter stating whether it or it did not agree with the statements made in this Amended Form 8-K.

7. Exhibit 16.1 contains the updated letter from Tingle stating that the firm agrees with the statements in this Amended Form 8-K.

Predicated upon the short response contained on the Amended Form 8-K with the changes, no marked copy is being provided.

In addition to responding to your comments, please be informed as follows:

     (a) We are responsible for the adequacy and accuracy of the disclosures in the filing;

     (b) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (c) We may not assert the action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
December 3, 2008
Page 3


We appreciate your assistance in helping us accurately and adequately make the requisite disclosures to comply with Securities Exchange Act of 1934, as amended. We currently are addressing and we will be responding to other comments in the letter and we would appreciate your acknowledgement to Ronald J. Stauber ((310) 556-0080) after your review of this Amended Form 8-K and either have or do not have further comments.

If you have any questions, or if you desire any additional information please do not hesitate to telephone Mr. Stauber or me.

Very truly yours,

Sierra Resource Group, Inc.

/s/SANDRA J. ANDRE
__________________
Sandra J. Andre
President